UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2021.

Commission File Number: 001-38146

ZK INTERNATIONAL GROUP CO., LTD.

(Translation of registrant’s name into English)

c/o Zhejiang Zhengkang Industrial Co., Ltd.

No. 678 Dingxiang Road, Binhai Industrial Park

Economic & Technology Development Zone

Wenzhou, Zhejiang Province

People’s Republic of China 325025

Tel: +86-577-86852999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into Material Definitive Agreements

On April 4, 2021, ZK International Group Co., Ltd., a British Virgin Islands company (the “Company”), through its wholly-owned subsidiary xSigma Entertainment Limited (“xSigma”) entered into a Subscription of Shares Agreement (the “Subscription Agreement”) with CG Malta Holding Limited(“CG Malta”). Concurrently, xSigma entered into a shareholders agreement with CG Malta and its existing shareholder(the “Shareholders Agreement”).

Pursuant to the Subscription Agreement, the Company acquired 12% interest in CG Malta through its wholly-owned subsidiary xSigma for US$15 million. The Company subscribed to shares, equivalent to 12% ownership of CG Malta post-transaction (the “Shares”). The subscription of the Shares will be registered with the Malta Business Registry in accordance with Maltese law.

In addition, the Company also agreed to subscribe to an additional number of ordinary shares (the “Additional Shares”) in CG Malta for a total purchase price of US$35 million, which will guarantee to the Company an additional 13% interest in CG Malta. The subscription of the Additional Shares is subject to the signing of a separate subscription agreement not later than four months from April 4, 2021. If the Company fails to fulfil the obligation to purchase the Additional Shares, the Company shall either forfeit 2% ownership in CG Malta, or pay a sum equivalent to $3 million to compensate the Company for such failure. The Company has the exclusive right to the Additional Shares until August 4, 2021.

CG Malta is a licensed online gaming and casino operator, incorporated on July 6, 2016, under the laws of Maltese. It holds sports betting licenses in Malta and from multiple states in the United States including Colorado, New Jersey, Indiana and Iowa through respective market access agreements.

The foregoing description of the Subscription Agreement and Shareholders Agreement are qualified in their entirety by reference to the full text of such documents, the forms of which are attached as Exhibits 10.1 and 10.2, respectively, to this report on Form 6-K, and which are incorporated herein in their entirety by reference.

This Form 6-K contains forward-looking statements. Forward-looking statements include, but are not limited to, statements that express the Company’s intentions, beliefs, expectations, strategies, predictions or any other statements related to the Company’s future activities, or future events or conditions. These statements are based on current expectations, estimates and projections about the Company’s business based, in part, on assumptions made by its management. These statements are not guarantees of future performances and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those risks discussed in the Company’s Annual Report on Form 20-F, and in other documents that the Company files from time to time with the SEC. Any forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date of this Form 6-K, except as required by law.

Risk Factors

We could inadvertently become an “investment company” as defined by the Investment Company Act of 1940 in the future.

The Investment Company Act states that any issuer that is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of the issuer’s total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis. We do not intend to become an investment company, and believe that following our aggregate purchase of $50 million of both the Shares and the Additional Shares, we will not become an investment company. Were the Shares and the Additional Shares to be deemed investment securities and were the value of those Shares and Additional Shares to increase dramatically, we could inadvertently become an investment company.

If we become an inadvertent investment company, we would either have to register as an investment company or avail ourselves of the one-year cure for such classification (reducing the value of our investment securities below the applicable threshold). Because registration as an investment company would significantly affect our ability to continue our current operations, we would seek to avail ourselves of the cure. We may not be able to dispose of enough of the Shares and Additional Shares within the cure period and could suffer regulatory and civil liability as a result of a failure to do. If we can dispose of sufficient Shares and Additional Shares during the cure period to no longer be deemed an investment company, we may only be able to do so at a large loss. If we cease to be an inadvertent investment company during the cure period but subsequently become an inadvertent investment company, we might not be able to avail ourselves once again to the cure provided for inadvertent investment companies as such cure is only available once during a three-year period. In such an event, we would be forced to terminate operations, sell all assets and distribute cash to our shareholders who will likely suffer large losses. Further, the cost of distributing cash to our shareholders may exceed the amount of cash on hand in which case we would use our remaining funds to wind down the Company.

We could be deemed as a “Passive Foreign Investment Company” in the future.

A non-U.S. corporation will be treated as a “Passive Foreign Investment Company(“PFIC”) for U.S. Federal Income Tax purpose if at least 75% its gross income is “passive income” or on average at least 50% of the value of its assets is attributable to assets that produce passive income. If the Company complete the subscription of the Shares and the Additional Shares, it is likely that the Company’s investment in CG Malta would be deemed passive.

If the Company completes the subscription of the Shares and Additional Shares, there is a risk that the Company will become an investment company, a PFIC or both.  The consequence of any of those scenarios, or even the perception that such scenarios could occur, could be a dramatic drop in the market price of ZK stock, regulatory headaches, possible civil litigation and regulatory enforcement.

Exhibit Number	Description of Exhibit

10.1	Subscription of Shares Agreement among the Company, CG Malta and xSigma dated April 4, 2021
10.2	Shareholders Agreement among shareholders of CG Malta dated April 4, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 8, 2021	ZK INTERNATIONAL GROUP CO., LTD.

	By:	/s/ Jiancong Huang
	Name:	Jiancong Huang
	Title:	Chief Executive Officer and Chairman of the Board